UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐             Form 40-F   ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: April 20, 2012		Signed:	/s/ Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: April 20, 2012		Signed:	/s/ Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release: Immediate April 20, 2012

CANADIAN PACIFIC ANNOUNCES FIRST-QUARTER 2012 RESULTS AND RECORD OPERATING PERFORMANCE METRICS

Continued Successful Execution of Multi-Year Plan Drives Enhanced Financial Results

CALGARY – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) announced its first-quarter 2012 results today with reported net income of $142 million, an increase of $108 million, or 318%, from the same period in 2011, and diluted earnings per share of $0.82, an increase of $0.62, or 310%, from the same period in 2011.

Fred Green, President & Chief Executive Officer, said, “Our record operating metrics are driving enhanced financial results, as evidenced by a strong first quarter performance. By aggressively executing on the Multi-Year Plan, CP delivered an increase in revenues of $213 million and an improvement in operating ratio of 1,050 bps during the quarter.”

“We have improved operating momentum, we are delivering excellent service and we have a stronger, more resilient rail network. This quarter, we generated an 18% year-over-year increase in freight revenues. Looking ahead, we are confident we can continue to deliver improvements in our operating metrics and financial performance and further growth in shareholder value.”

FIRST-QUARTER 2012 RESULTS COMPARED WITH FIRST-QUARTER 2011

•	Total revenues were $1.4 billion, an increase of $213 million

•	Operating expenses were $1.1 billion, an increase of $48 million

•	Average fuel price increased 12% to $3.50 U.S. dollars per U.S. gallon

•	Operating income was $274 million, an increase of $165 million

•	Operating ratio was 80.1%, an improvement of 1,050 basis points

•	Net income was $142 million, an increase of $108 million

•	Diluted earnings per share were $0.82 per share, an increase of $0.62 per share

OPERATING PERFORMANCE

	2012	Q1 2012 vs. 2011	Q1 2012 vs. 2010
Car miles per car day	208 (Q1 record)	Improved 51%	Improved 40%
Terminal dwell (hours)	17.3 (Q1 record)	Improved 27%	Improved 28%
Active cars online (thousands)	39.8	Improved 28% with 11% increase in business levels	Improved 26%
Fuel efficiency (U.S. gallons of fuel consumed/ 1,000 GTMs)	1.23	Improved 6%	Effectively tied with record in Q1 2010
Employee productivity (million GTMs/expense employee)	4.2	Improved 5%	Effectively tied with record in Q1 2010

MULTI-YEAR PLAN

“CP’s Multi-Year Plan is specifically designed to unlock the potential of this franchise and enable profitable growth and efficiency. During the first-quarter, CP continued to successfully execute on all three pillars of the Multi-Year Plan, driving volume growth, expanding network capacity to safely and efficiently support higher volumes and controlling costs. The CP Board and management team is confident in the Company’s Plan and its goal of delivering a 70% to 72% operating ratio for 2014, and an operating ratio of between 68.5% to 70.5% for 2016,” said Fred Green.

CONFERENCE CALL INFORMATION

CP will discuss its results with analysts in a conference call beginning at 11:00 a.m. Eastern time (9:00 a.m. Mountain time) on April 20, 2012.

Toronto/International participants dial in number: (647) 427-7450

Operator assisted toll free dial in number: 1-888-231-8191

Callers should dial in 10 minutes prior to the call.

WEBCAST

For those with Internet access we encourage you to listen via CP’s website at www.cpr.ca. To access the webcast and the presentation material, click on “Invest In CP” tab.

A replay of the conference call will be available by phone through May 18, 2012 at (416) 849-0833 or toll free 1-855-859-2056, passcode 63620027. A webcast of the presentation and an audio file will be available at www.cpr.ca under “Invest In CP” tab.

Note on Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE: CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.CPonTrack.com and see how Canadian Pacific is further driving shareholder value.

Contacts:

Media

Ed Greenberg

Tel.: 612-849-4717

24/7 Media Pager: 855-242-3674

email: Ed_greenberg@cpr.ca

Investment Community

Janet Weiss

Tel.: 403-319-3591

email: investor@cpr.ca

Joele Frank, Wilkinson Brimmer Katcher

Joele Frank / Tim Lynch / Jed Repko

Tel.: 212-355-4449

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended March 31
	2012	2011
Revenues
Freight	$1,340	$1,135
Other	36	28

Total revenues	1,376	1,163
Operating expenses
Compensation and benefits	391	364
Fuel	269	226
Materials	64	72
Equipment rents	50	51
Depreciation and amortization	127	122
Purchased services and other (Note 10)	201	219

Total operating expenses	1,102	1,054

Operating income	274	109
Less:
Other income and charges	13	(1)
Net interest expense	69	64

Income before income tax expense	192	46

Income tax expense (Note 3)	50	12

Net income	$142	$34

Earnings per share (Note 4)
Basic earnings per share	$0.83	$0.20
Diluted earnings per share	$0.82	$0.20

Weighted-average number of shares (millions)
Basic	170.5	169.3
Diluted	172.0	170.7

Dividends declared per share	$0.3000	$0.2700

See Notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months ended March 31
	2012	2011
Net income	$142	$34
Net gain on foreign currency translation adjustments, net of hedging activities	5	2
Change in derivatives designated as cash flow hedges	10	4
Change in pension and post-retirement defined benefit plans	54	36

Other comprehensive income before income taxes	69	42
Income tax expense	(24)	(20)

Other comprehensive income	45	22

Comprehensive income	$187	$56

See Notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	March 31	December 31
	2012	2011
Assets
Current assets
Cash and cash equivalents	$77	$47
Accounts receivable, net	526	518
Materials and supplies	171	138
Deferred income taxes	187	101
Other current assets	67	52

	1,028	856
Investments	135	167
Net properties	12,743	12,752
Goodwill and intangible assets	188	192
Other assets	142	143

Total assets	$14,236	$14,110

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$—	$27
Accounts payable and accrued liabilities	1,059	1,133
Long-term debt maturing within one year	51	50

	1,110	1,210
Pension and other benefit liabilities (Note 8)	1,312	1,372
Other long-term liabilities	353	365
Long-term debt (Note 5)	4,681	4,695
Deferred income taxes	1,954	1,819

Total liabilities	9,410	9,461
Shareholders’ equity
Share capital	1,909	1,854
Additional paid-in capital	72	86
Accumulated other comprehensive loss	(2,691)	(2,736)
Retained earnings	5,536	5,445

	4,826	4,649

Total liabilities and shareholders’ equity	$14,236	$14,110

Commitments and contingencies (Note 9)

See Notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended March 31
	2012	2011
Operating activities
Net income	$142	$34
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	127	122
Deferred income taxes	46	8
Pension funding in excess of expense (Note 8)	(7)	(11)
Other operating activities, net	(29)	2
Change in non-cash working capital balances related to operations	(78)	(20)

Cash provided by operating activities	201	135

Investing activities
Additions to properties	(233)	(133)
Proceeds from sale of properties and other assets (Note 6)	45	6
Other	(1)	—

Cash used in investing activities	(189)	(127)

Financing activities
Dividends paid	(51)	(46)
Issuance of common shares	38	9
Issuance of long-term debt (Note 5)	71	—
Repayment of long-term debt	(12)	(12)
Net decrease in short term borrowings	(27)	—

Cash provided by (used in) financing activities	19	(49)

Effect of foreign currency fluctuations on U.S. dollar-denominated

cash and cash equivalents	(1)	(9)

Cash position
Increase (decrease) in cash and cash equivalents	30	(50)
Cash and cash equivalents at beginning of period	47	361

Cash and cash equivalents at end of period	$77	$311

Supplemental disclosures of cash flow information:
Income taxes paid	$4	$—
Interest paid	$51	$49

See Notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2012	170.0	$1,854	$86	$(2,736)	$5,445	$4,649
Net income	—	—	—	—	142	142
Other comprehensive income	—	—	—	45	—	45
Dividends declared	—	—	—	—	(51)	(51)
Effect of stock-based compensation expense	—	—	1	—	—	1
Shares issued under stock option plans	0.9	55	(15)	—	—	40

Balance at March 31, 2012	170.9	$1,909	$72	$(2,691)	$5,536	$4,826

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2011	169.2	$1,813	$24	$(2,086)	$5,073	$4,824
Net income	—	—	—	—	34	34
Other comprehensive income	—	—	—	22	—	22
Dividends declared	—	—	—	—	(46)	(46)
Effect of stock-based compensation expense	—	—	6	—	—	6
Change to stock compensation awards (Note 7)	—	—	52	—	—	52
Shares issued under stock option plans	0.2	11	(2)	—	—	9

Balance at March 31, 2011	169.4	$1,824	$80	$(2,064)	$5,061	$4,901

See Notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2011 consolidated financial statements. The policies used are consistent with the policies used in preparing the 2011 consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Fair value measurement

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amended guidance on fair value measurement which updates some of the measurement guidance and includes enhanced disclosure requirements. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption did not impact the results of operations or financial position but resulted in increased note disclosure (Note 6).

Other comprehensive income

In June 2011, the FASB issued an accounting standard update on the Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the Consolidated Statement of Changes in Shareholders’ Equity. The Company has elected to present items of net income and other comprehensive income in two separate, but consecutive, statements as opposed to one continuous statement. With FASB’s deferral of certain aspects of this accounting standard update in December 2011 and as the new guidance does not change those components that are recognized in net income or those components that are recognized in other comprehensive income, adoption did not impact the results of operations or financial position.

Intangibles – goodwill and other

In September 2011, the FASB issued amended guidance on the testing of goodwill for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The Company will consider this option when testing goodwill for impairment. As it does not change how a goodwill impairment loss is measured, the adoption of the guidance does not impact the results of operations and financial position.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

(unaudited)

3	Income taxes

	For the three months ended March 31
(in millions of Canadian dollars)	2012	2011
Current income tax expense	$4	$4
Deferred income tax expense	46	8

Income tax expense	$50	$12

4	Earnings per share

At March 31, 2012, the number of shares outstanding was 170.9 million (March 31, 2011 – 169.4 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended March 31
(in millions)	2012	2011
Weighted-average shares outstanding	170.5	169.3
Dilutive effect of stock options	1.5	1.4

Weighted-average diluted shares outstanding	172.0	170.7

For the three months ended March 31, 2012, 237,933 options were excluded from the computation of diluted earnings per share because their effects were not dilutive (three months ended March 31, 2011 – 888,542).

5	Long-term debt

During the first quarter of 2012, the Company issued US$71 million 4.28% Senior Secured Notes due in 2027 for net proceeds of $71 million. These Notes are secured by locomotives acquired during the first quarter of 2012, with a carrying value of $71 million at March 31, 2012. The Company pays equal blended semi-annual payments of principal and interest up to and including March 2027. Final repayment of the remaining principal of US$35 million is due in March 2027.

6	Financial instruments

A. Fair values of financial instruments

GAAP establishes a fair value hierarchy that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and have the highest priority. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and have lower priorities.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

(unaudited)

6	Financial instruments (continued)

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,320 million at March 31, 2012 (December 31, 2011 – $5,314 million) with a carrying value of $4,732 million (December 31, 2011 – $4,745 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

A detailed analysis of the techniques used to value long-term floating rate notes, which are classified as Level 3, is discussed below:

Long-term floating rate notes

During the first quarter of 2012, the Company sold all of its Master Asset Vehicle (“MAV”) 2 Class A-2 notes which had a carrying value of $33 million (original cost - $46 million) for proceeds and interest of $33 million. At March 31, 2012, all that remains is the Company’s investment in MAV 2 Class A-1 notes with a carrying value, being the estimated fair value of the notes, reported in “Investments” of $47 million (original cost - $59 million).

Accretion resulted in a net unrealized income of $1 million in the three months ended March 31, 2012 (three months ended March 31, 2011 – $1 million) which was reported in “Other income and charges”.

The valuation technique and assumptions used by the Company to estimate the fair value of its investment in long-term floating rate notes at March 31, 2012 and December 31, 2011, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The valuation of the notes is prepared by the Company’s Treasury department and results are reviewed by senior finance officials, at a minimum, on a quarterly basis. The notes at March 31, 2012, are expected to mature in January 2017 and are modelled using an average coupon interest rate of 0.8%, a discount rate of 5.0%, and assumed no credit losses. Similar assumptions were modelled at December 31, 2011, with the exception of the discount rate which was 6.1%.

Changes in the fair value of the notes resulting from a 50 basis point increase/decrease in the coupon interest rate or discount rate would have a negligible impact on earnings during the three months ended March 31, 2012 and 2011.

B. Financial risk management

The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

(unaudited)

6	Financial instruments (continued)

Foreign exchange management

The Company is exposed to fluctuations of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. The Company enters into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with customers and suppliers to reduce the net exposure.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three months ended March 31, 2012 was $60 million (three months ended March 31, 2011 – $74 million). The ineffective portion recognized in income to “Other income and charges” for the three months ended March 31, 2012 and the three months ended March 31, 2011 was negligible.

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At March 31, 2012, the Company had FX forward contracts to fix the exchange rate on US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019, unchanged from December 31, 2011. At March 31, 2011, the Company had FX forward contracts to fix the exchange rate on US$101 million of its 5.75% 2013 Notes, and US$125 million of its 6.50% Notes due in May 2018. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these Notes mature.

During the three months ended March 31, 2012, an unrealized foreign exchange loss of $4 million (three months ended March 31, 2011 – unrealized loss of $4 million) was recorded in “Other income and charges” in relation to these derivatives. During the first quarter of 2012 and 2011, the losses recorded in “Other income and charges” were largely offset by the unrealized gains on the underlying debt which the derivatives were designated to hedge.

At March 31, 2012, the unrealized gain derived from these FX forwards was $6 million which was included in “Other assets” with the offset reflected as an unrealized gain of $3 million in “Accumulated other comprehensive loss” and as an unrealized gain of $3 million in “Retained earnings”. At December 31, 2011, the unrealized gain derived from these FX forwards was $6 million which was included in “Other assets” with the offset reflected as an unrealized loss of $1 million in “Accumulated other comprehensive loss” and as an unrealized gain of $7 million in “Retained earnings”.

At March 31, 2012, the Company expected that, during the next twelve months, unrealized pre-tax losses of $1 million would be reclassified to “Other income and charges”.

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

(unaudited)

6	Financial instruments (continued)

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

At March 31, 2012 and December 31, 2011, the Company had no outstanding interest rate swaps.

Stock-based compensation expense management

Total Return Swaps (“TRS”)

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.

The Company has a TRS to reduce the volatility to the Company over time on three types of stock-based compensation programs: Tandem share appreciate rights (“TSARs”), Deferred share units (“DSUs”), and Restricted share units (“RSUs”). As the Company’s share price appreciates, these programs create increased compensation expense. The TRS is a derivative that provides a gain to offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. This derivative is not designated as a hedge and changes in fair value are recognized in net income in the period in which the change occurs.

During the three months ended March 31, 2012, the Company reduced the size of the TRS program by 0.3 million share units for proceeds of $1 million. During the same period of 2011 the program was reduced by 0.5 million share units at minimal cost.

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

Energy futures

At March 31, 2012, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 18 million U.S. gallons during the period April 2012 to March 2013 at an average price of $3.05 per U.S. gallon. This represents approximately 6% of estimated fuel purchases for this period. At March 31, 2012, the unrealized gain on these futures contracts was $3 million (December 31, 2011 – unrealized loss $3 million) and was reflected in “Other current assets” (December 31, 2011 – “Accounts payable and accrued liabilities”) with the offset, net of tax, reflected in “Accumulated other comprehensive loss” on the Consolidated Balance Sheets.

The impact of settled commodity swaps decreased “Fuel” expense in the three months ended March 31, 2012, by $1 million as a result of realized gains on diesel swaps (March 31, 2011 – realized gains $3 million). At March 31, 2012, the Company expected that, during the next twelve months, $3 million of unrealized pre-tax holding gains on diesel future contracts would be realized and recognized in “Fuel” expense as a result of these derivatives being settled.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

(unaudited)

7	Stock-based compensation

At March 31, 2012, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans, which are remeasured to fair value quarterly based on share price and vesting conditions, and an employee stock savings plan. These plans resulted in an expense for the three months ended March 31, 2012 of $23 million (three months ended March 31, 2011 – expense of $12 million).

Regular options

In the first three months of 2012, under CP’s stock option plans, the Company issued 5,500 regular options at the weighted average price of $72.42 per share, based on the closing price on the grant date. Pursuant to the employee plan, these regular options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Under the fair value method, the fair value of the regular options at the grant date was $0.1 million.

Performance share unit (“PSU”) plan

The performance period for the first grant of PSUs issued in 2009 ended December 31, 2011. These PSUs are earned based on the Total Shareholder Return (“TSR”) compared to the S&P/TSX60 index, and Return on Capital Employed (“ROCE”). The TSR for the 3 year period exceeded the target, while the ROCE targets were not met. The TSR component of the plan resulted in a total PSU payout equal to 200% for half of the award, in effect resulting in a target payout. The payout of $24 million occurred in March 2012 and was calculated using the Company’s average share price during the last 30 trading days ending on December 31, 2011.

Tandem share appreciation rights (“TSARs”)

As a result of changes to Canadian tax legislation, which eliminated the favourable tax treatment on cash settled compensation awards, the Company offered employees the option of cancelling the outstanding SAR and keeping in place the outstanding option. During the first quarter of 2011, the Company cancelled 3.1 million SARs and reclassified the fair value of the previously recognized liability ($70 million) and the recognized deferred tax asset ($18 million) to “Additional paid-in capital”. The terms of the awards were not changed and as a result no incremental cost was recognized. The weighted average fair value of the units cancelled during the first quarter of 2011 was $25.36 per unit. Compensation cost will continue to be recognized over the remaining vesting period for those options not yet vested.

8	Pensions and other benefits

In the three months ended March 31, 2012, the Company made contributions of $17 million (2011 - $23 million) to its defined benefit pension plans. The elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the quarter, included the following components:

	For the three months ended March 31
	Pensions		Other benefits
(in millions of Canadian dollars)	2012	2011	2012	2011
Current service cost (benefits earned by employees in the period)	$33	$26	$5	$4
Interest cost on benefit obligation	113	115	6	6
Expected return on fund assets	(188)	(168)	—	—
Recognized net actuarial loss	52	36	1	1
Amortization of prior service costs	—	3	—	—

Net periodic benefit cost	$10	$12	$12	$11

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

(unaudited)

9	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2012, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At March 31, 2012, the Company had committed to total future capital expenditures amounting to $415 million and operating expenditures amounting to $1,821 million for the years 2012-2030.

Minimum payments under operating leases were estimated at an aggregate of $777 million, with annual payments in each of the five years following 2012 of (in millions): 2013 – $130; 2014 – $97; 2015 – $83; 2016 – $64 and 2017 – $47.

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and includes both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three months ended March 31, 2012 was nil (three months ended March 31, 2011 - $1 million). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at March 31, 2012 was $95 million (December 31, 2011 - $97 million). Payments are expected to be made over 10 years to 2022.

The Dakota, Minnesota & Eastern Railroad Corporation was purchased for $1.5 billion resulting in goodwill of $147 million (US$147 million) as at March 31, 2012. Future contingent payments of up to approximately US$1.2 billion consisting of US$436 million which would become due if construction of the Powder River Basin expansion project starts prior to December 31, 2025 and up to approximately US$773 million would become due upon the movement of specified volumes over the Powder River Basin extension prior to December 31, 2025. Certain interest and inflationary adjustments would also become payable up to December 31, 2025 upon achievement of certain milestones. The contingent payments would be accounted for as an increase in the purchase price.

10	Insurance recovery

In 2010, the Company suffered losses due to flooding in southern Alberta and Saskatchewan. An amount of $12 million for business interruption insurance recoveries was recognized in “Purchased services and other” in the first quarter of 2012. In addition, in the fourth quarter of 2011 the Company recorded $5 million of insurance recoveries with respect to the same incident.

Summary of Rail Data

	First Quarter
Financial (millions, except per share data)	2012	2011	Fav/(Unfav)%
Revenues
Freight revenue	$1,340	$1,135	$205	18
Other revenue	36	28	8	29

Total revenues	1,376	1,163	213	18

Operating expenses
Compensation and benefits	391	364	(27)	(7)
Fuel	269	226	(43)	(19)
Materials	64	72	8	11
Equipment rents	50	51	1	2
Depreciation and amortization	127	122	(5)	(4)
Purchased services and other	201	219	18	8

Total operating expenses	1,102	1,054	(48)	(5)

Operating income	274	109	165	151

Less:
Other income and charges	13	(1)	(14)	—
Net interest expense	69	64	(5)	(8)

Income before income tax expense	192	46	146	317
Income tax expense	50	12	(38)	(317)

Net income	$142	$34	$108	318

Operating ratio (%)	80.1	90.6	10.5	1,050 bps

Basic earnings per share	$0.83	$0.20	$0.63	315

Diluted earnings per share	$0.82	$0.20	$0.62	310

Shares Outstanding
Weighted average number of shares outstanding (millions)	170.5	169.3	1.2	1
Weighted average number of diluted shares outstanding (millions)	172.0	170.7	1.3	1

Foreign Exchange
Average foreign exchange rate (US$/Canadian$)	1.00	1.01	0.01	1
Average foreign exchange rate (Canadian$/US$)	1.00	0.99	0.01	1

Summary of Rail Data (Page 2)

	First Quarter
	2012	2011(1)	Fav/(Unfav)%
Commodity Data
Freight Revenues (millions)
- Grain	$288	$232	$56	24
- Coal	137	106	31	29
- Sulphur and fertilizers	126	129	(3)	(2)
- Industrial and consumer products	298	231	67	29
- Automotive	105	80	25	31
- Forest products	50	45	5	11
- Intermodal	336	312	24	8

Total Freight Revenues	$1,340	$1,135	$205	18

Millions of Revenue Ton-Miles (RTM)
- Grain	8,600	7,260	1,340	18
- Coal	5,205	3,970	1,235	31
- Sulphur and fertilizers	4,042	4,869	(827)	(17)
- Industrial and consumer products	7,036	5,962	1,074	18
- Automotive	659	523	136	26
- Forest products	1,215	1,292	(77)	(6)
- Intermodal	6,054	5,808	246	4

Total RTMs	32,811	29,684	3,127	11

Freight Revenue per RTM (cents)
- Grain	3.35	3.20	0.15	5
- Coal	2.63	2.67	(0.04)	(1)
- Sulphur and fertilizers	3.12	2.65	0.47	18
- Industrial and consumer products	4.24	3.87	0.37	10
- Automotive	15.93	15.30	0.63	4
- Forest products	4.12	3.48	0.64	18
- Intermodal	5.55	5.37	0.18	3
Total Freight Revenue per RTM	4.08	3.82	0.26	7
Carloads (thousands)
- Grain	110	100	10	10
- Coal	78	60	18	30
- Sulphur and fertilizers	42	49	(7)	(14)
- Industrial and consumer products	115	100	15	15
- Automotive	42	36	6	17
- Forest products	18	18	—	—
- Intermodal	251	243	8	3

Total Carloads	656	606	50	8

Freight Revenue per Carload
- Grain	$2,618	$2,320	$298	13
- Coal	1,756	1,767	(11)	(1)
- Sulphur and fertilizers	3,000	2,633	367	14
- Industrial and consumer products	2,591	2,310	281	12
- Automotive	2,500	2,222	278	13
- Forest products	2,778	2,500	278	11
- Intermodal	1,339	1,284	55	4

Total Freight Revenue per Carload	$2,043	$1,873	$170	9

(1)	Certain prior period figures have been revised to conform with current presentation with respect to rounding.

Summary of Rail Data (Page 3)

	First Quarter
	2012	2011 (1)	Fav/(Unfav)%
Operations Performance
Total operating expenses per gross ton-mile (GTM) (cents)(2)	1.76	1.87	0.11	6
Operating expenses, less land sales and the impact of fuel price, per GTM (cents)(3)	1.72	1.87	0.15	8

Average number of active employees - Total	15,988	14,915	(1,073)	(7)
Average number of active employees - Expense	14,956	14,009	(947)	(7)
Number of employees at end of period - Total	16,272	15,143	(1,129)	(7)
Number of employees at end of period - Expense	14,989	13,969	(1,020)	(7)
Average daily active cars on-line (thousands)	39.8	55.1	15.3	28
Average daily active road locomotives on-line	1,033	1,062	29	3

Freight gross ton-miles (millions)	62,688	56,235	6,453	11
Train miles (thousands)	10,342	9,245	1,097	12
Average train weight - excluding local traffic (tons)	6,420	6,494	(74)	(1)
Average train length - excluding local traffic (feet)	5,590	5,602	(12)	—

Average train speed - AAR definition (mph)	25.1	19.8	5.3	27
Average terminal dwell - AAR definition (hours)	17.3	23.7	6.4	27
Car miles per car day	208.4	137.9	70.5	51

Locomotive productivity (daily average GTMs/active HP)	174.8	157.5	17.3	11
Employee productivity (million GTMs/expense employee)	4.2	4.0	0.2	5

Fuel efficiency(4)	1.23	1.31	0.08	6
U.S. gallons of locomotive fuel consumed (millions)(5)	76.6	73.1	(3.5)	(5)
Average fuel price (U.S. dollars per U.S. gallon)	3.50	3.12	(0.38)	(12)

Safety

FRA personal injuries per 200,000 employee-hours	1.25	1.79	0.54	30
FRA train accidents per million train-miles	1.75	2.49	0.74	30

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Gross Ton-Mile (GTM) is the movement of the combined tons (freight car tare, inactive locomotive tare, and contents) a distance of one mile.
(3)	Operating expenses, less land sales and the impact of fuel price, per GTM is calculated consistently with total operating expenses per GTM except for the exclusion of net gains on land sales and the fuel price impact, the latter to remove the volatility of fuel prices and to provide comparative fuel expenses at the 2011 fuel price. Net gains on land sales were $4 million and $nil million for the three months ended March 31, 2012 and 2011 respectively. The impact of fuel price was $27 million for the three months ended March 31, 2012.
(4)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(5)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.